UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

VOXWARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92906L105

(CUSIP Number)

William J. Thomas, Esq.

John F. Cinque, Esq.

Hale and Dorr LLP

650 College Road East

Princeton, New Jersey 08540

(609) 750-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

[                                         ]

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 93906L105	13D/A	PAGE 2 OF 11 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edison Venture Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 426,041,723 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 426,041,723 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,041,723 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 92.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 92906L105	13D/A	PAGE 3 OF 11 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edison Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 426,041,723 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 426,041,723 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,041,723 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 92.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 92906L105	13D/A	PAGE 4 OF 11 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph A. Allegra

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 426,041,723 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 426,041,723 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,041,723 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 92.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 92906L105	13D/A	PAGE 5 OF 11 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gary P. Golding

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 426,041,723 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 426,041,723 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,041,723 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 92.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 92906L105	13D/A	PAGE 6 OF 11 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bruce H. Luehrs

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 426,041,723 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 426,041,723 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,041,723 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 92.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 92906L105	13D/A	PAGE 7 OF 11 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Martinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 426,041,723 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 426,041,723 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,041,723 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 92.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 92906L105	13D/A	PAGE 8 OF 11 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ross T. Martinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 426,041,723 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 426,041,723 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,041,723 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 92.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 92906L105	13D/A	PAGE 9 OF 11 PAGES

AMENDMENT NO. 1

TO

SCHEDULE 13D

This Amendment No. 1 amends the Statement on Schedule 13D filed on July 7, 2003, by and on behalf of Edison V (the “Statement”), with respect to the beneficial ownership of common stock, par value $0.001 per share, of the Issuer. This Statement, as amended by this Amendment No. 1, is referred to herein as “Schedule 13D.” The Schedule 13D is filed to report that Edison V, together with Cross Atlantic Technology Fund II, L.P., has guaranteed that certain credit facility by and between the Issuer and Silicon Valley Bank, pursuant to which the Issuer secured a $2,000,000 loan. As consideration for guaranteeing the loan, the Issuer granted Edison V a warrant to purchase 100,000,000 shares of Series D Convertible Preferred Stock at an initial exercise price of $0.015 per share. In addition, this Schedule 13D is being filed to report that Edison V received 1,041,723 shares of the Issuer’s Common Stock issued as quarterly dividends on the Edison Preferred Shares. Capitalized terms used and not defined herein have the meanings set forth in the Statement. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5.	Interest in Securities of the Issuer.

	(a)	Edison V is the record owner of 250,000,000 of the Edison Preferred Shares. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Preferred Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Preferred Shares.

Edison V is the record owner of 1,041,723 shares of Common Stock issued as dividends on the Edison Preferred Shares.

Edison V holds warrants to purchase 62,500,000 shares of Series D Preferred which warrants may be exercisable within 60 days of June 27, 2003. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Series D Warrant Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Series D Warrant Shares.

Edison V holds warrants to purchase 100,000,000 shares of Series D Preferred which warrants may be exercisable within 60 days of December 30, 2003. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Preferred Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Preferred Shares.

Edison V holds warrants to purchase 12,500,000 share of Common Stock which warrants may be exercisable within 60 days of June 27, 2003. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Common Stock Warrant Shares. As the individual general partners of

CUSIP NO. 92906L105	13D/A	PAGE 10 OF 11 PAGES

Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Common Stock Warrant Shares.

Each of Edison V, Edison Partners V and the Edison General Partners may be deemed to own beneficially 92.2% of the Common Stock of the Issuer, which percentage is calculated based upon 35,812,073 shares of Common Stock reported to be outstanding by the Issuer as of February 21, 2004, as adjusted pursuant to Rule 13d-3(d)(1). Each of the Reporting Persons, except Edison V, disclaims beneficial ownership of the Edison Preferred Shares and the Edison Warrant Shares.

	(b)	Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0 shares for each Reporting Person.

(ii) shared power to vote or to direct the vote:

426,041,723 shares for each Reporting Person.

(iii) sole power to dispose or to direct the disposition:

0 shares for each Reporting Person.

(iv) shared power to dispose or to direct the disposition:

426,041,723 shares for each Reporting Person.

	(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Preferred or Warrant Shares during the last 60 days.

	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Preferred or Warrant Shares beneficially owned by any of the Reporting Persons.

	(e)	Not Applicable.

Item 6.	Contracts, Arrangements, understandings or Relationships with Respect to Securities of the Issuer.

On December 30, 2003, the Issuer entered into a credit facility with Silicon Valley Bank pursuant to which the Issuer secured a $2,000,000 loan. The term portion of the loan ($1.5 million) is payable in monthly installments over 36 months. The loan bears interest at the bank’s prime rate, plus on-half percent. The credit facility is secured by the Company’s assets and in part by an Unconditional Guaranty by Edison Venture Fund V, L.P. In return for this guaranty, the issuer granted to Edison warrants to purchase 100,000,000 shares of the Company’s Series D Preferred at an exercise price of $0.015 per share. A copy of the Unconditional Guaranty is attached hereto as Exhibit I.

Item 7.	Material to be Filed as Exhibits.

Exhibit I – Unconditional Guaranty dated December 30, 2003 executed by Edison Venture Fund V, L.P., incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

CUSIP NO. 92906L105	13D/A	PAGE 11 OF 11 PAGES

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2004

EDISON VENTURE FUND V, L.P.

By:	EDISON PARTNERS V, L.P. General Partner

By: *

Joseph A. Allegra General Partner

EDISON PARTNERS V, L.P.

By: *

Joseph A. Allegra General Partner

* Joseph A. Allegra

* Gary P. Golding

* Bruce H. Luehrs

/s/ Ross T. Martinson
Ross T. Martinson
As attorney-in-fact

* John H. Martinson

This Schedule 13D was executed by Ross T. Martinson pursuant to a Power of Attorney dated July 7, 2003, incorporated by reference to Exhibit IV to Edison Venture Fund V, L.P.’s Schedule 13D filed July 7, 2003.